Via EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: John Dana Brown

Re:	Astrotech Corporation Preliminary Proxy Statement on Schedule 14A Filed February 28, 2011 and Amendment No. 1 to Preliminary Proxy on Schedule 14A Filed on March 9, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Astrotech Corporation (the “Company”) to the comments and requests for additional information contained in the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 11, 2011, with respect to the above-captioned filing.
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company is concurrently filing a revised Preliminary Proxy Statement on Schedule 14A via EDGAR (the “Preliminary Proxy Statement”). Five marked copies of the Preliminary Proxy Statement are included to facilitate your review.
1.	COMMENT: We note on page 32 that the Washington bylaws allow the holders of not less than one-tenth of all the outstanding shares to call a special meeting, but that the Delaware bylaws will provide that a special meeting may be called by shareholders holding at least a majority of the outstanding shares. It appears that the sole purpose of the transaction is not to change your domicile solely within the United States. Please provide us your analysis as to why this does not require registration under the Securities Act.

RESPONSE: The Company has revised the Preliminary Proxy Statement to remove the changes to its governing documents previously included on page 32. As revised, the sole purpose of the merger submitted to a vote of the stockholders is to change the Company’s domicile solely within the United States, from Washington State to Delaware.

The Company acknowledges that:

March 14, 2011

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions that you have with respect to the foregoing to Shawn Shillington at 512.322.2605 or fax 512.322.8317.

Very truly yours,

/s/ Shawn Shillington

Shawn Shillington

cc:	John M. Porter
Fax: (512) 485-9531